Mail Stop 0510

      April 22, 2005

via U.S. mail and facsimile

Mr. James E. Hurlbutt
Vice President - Finance
Stepan Company
Edens and Winnetka Road
Northfield, Illinois 60093


	RE: Form 10-K for the year ended December 31, 2004
                   File No. 1-4462

Dear Mr. Hurlbutt:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Scott Watkinson, Staff Accountant, at
(202) 942-2926 or, in his absence, to the undersigned at (202)
942-
1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE